Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

August 7, 2013

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC  20549

Re:	Simpson Manufacturing Co., Inc.
Form 10-K for Fiscal Year Ended December 31, 2012 (filed February 28, 2013)
Definitive Proxy Statement on Schedule 14A (filed March 8, 2013)
File No. 001-13429

Dear Ms. Rocha:

Thank you for your comments in your letter of July 5, 2013.  Your comments are quoted below, followed by our responses.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations….. page 27

General

1.              We note that in your earnings call for the fourth quarter of 2012 you provide (i) specific information about the gross margins you expect to achieve in 2013, (ii) a prediction that the 2013 market for the European segment will remain challenged, and (iii) that you expect the R&D expense levels to remain at the current level, which level represents an increase of 38% to $35.9 million from $25.9 million compared to 2011. With a view towards future disclosure, please tell us what consideration you gave to including a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing to help investors ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

Response

In future filings, the Company will report in the Management Discussion and Analysis known trends or uncertainties, as described in Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350, that the Company believes is important to stockholders and analysts. The consideration given to discussion and analysis of known material trends, demands, commitments, events and uncertainties in our filing is primarily based on whether management believes that the information is available, whether current circumstances are sufficient to determine if an event may signal a trend, and whether the potential future effects may be material to our operating performance.

For example, in the second quarter 2013 earnings conference call, the attribution of spending on a particular marketing campaign that was included in promotional expenses incurred during the first half of 2013 was discussed.  The estimated cost of the campaign was budgeted and was not considered material to the Company’s operating performance and, therefore, we did not include discussion of it in our second quarter Form 10-Q. Conversely, during the second quarter 2013 earnings call, we discussed an increase in the rate of spending for our software development efforts related to our truss product offering. Because this effort has been a focus for us and we have received several questions about it on our conference calls, we have included a statement in the second quarter 2013 Form 10-Q that we expect to continue spending during the second half of 2013 at the increased rate. On the same basis, the Company included in its second quarter 2013 Form 10-Q filing an estimate of the savings from exiting the heavy-duty mechanical anchor market in Europe as well as expectations regarding European economic conditions for the second half of 2013, all of which were discussed on the related conference call.

Definitive Proxy Statement on Schedule 14A filed on March 8, 2013

Executive Officer Cash Profit Sharing Plan, page 20

2.              In the first paragraph of page 22 you disclose that the compensation committee “bases individual percentages of participation [in the Executive Officer Cash Profit Sharing Plan] on job function” and that the committee has discretion to increase, reduce or eliminate any awards under the plan. With a view towards future disclosure, supplementally please provide us with the participating percentage assigned to each named executive officer for fiscal year 2012, and discuss whether the committee exercised any discretion with respect to any plan awards.

Response

In future proxy statements, we will discuss whether the Compensation and Leadership Development Committee (the “Committee”) exercised discretion with respect to any plan award to a Named Executive Officer by approving an award when the calculation did not provide for one or by disapproving an award when the calculation did provide for one. During 2012, the Committee did not exercise its discretion in making any awards that were not based on the formula for the computation of such awards under the Executive Officer Cash Profit Sharing Plan. The Committee increased the relative shares of the profit sharing pool for Karen Colonias, Chief Executive Officer, and Brian J. Magstadt, Chief Financial Officer, as well as increasing the relative share of the profit sharing pool for Philip Terry Kingsfather, President and Chief Executive Officer of Simpson Strong-Tie Company Inc., as a result of their new roles. These changes were approved at the beginning of 2012 and were used in the calculation of the Targeted Payout in the relevant tables in the proxy statement. Also, as a result of the transition out of the role of Chief Executive Officer and into the role of Chairman, the relative share of the profit sharing pool by Thomas J Fitzmyers was further reduced in June 2012 for the last two quarters of 2012 (See Current Report on Form 8-K, filed June 5, 2012). None of the other Named Executive Officers’ participation was changed.

In future proxy statements, we will revise the relevant table as appropriate to include only the bases of the calculations for each quarter’s awards and add a new table to show the detail of the calculations, including the participating percentages assigned to each Named Executive Officer. An example of the revised disclosure, using the awards from 2012, is as follows:

The actual payout in the table above was the sum of the payouts for each of the quarters during the year in which payments under the Executive Officer Cash Profit Sharing Plan were made to the Named Executive Officers.  The basis for the calculations for the Named Executive Officers was as follows:

			Company	Branch Level Pool
	Actual	Actual	Qualifying	Shared with Home Office
	Operating	Qualifying	Income/		Simpson
Quarter	Profit	Level	(Loss)	Company	Strong-Tie

First	$23,145,000	$13,994,000	$9,151,000	$109,000	$439,000
Second	38,571,000	14,804,000	23,767,000	156,000	629,000
Third	33,272,000	14,467,000	18,805,000	133,000	536,000
Fourth	7,026,000	13,365,000	(6,339,000)	35,000	139,000

The quarterly payout, if any, for each of the Named Executive Officers in 2012 was computed as follows:

				Share of
	Share		Share of	Branch
	of NEO	NEO	Qualifying	Level	Adjustments	Total
Quarter	Pool (%)	Pool (%)	Income{1}	Pool{2}	{3}	Award

Karen Colonias
First	1.8990%	4.7654%	$173,777	$43,436	$(120)	$217,093
Second	1.9788%	4.8241%	470,290	63,988	8,432	542,710
Third	1.9788%	4.4127%	372,104	59,640	(44)	431,700
Fourth	1.9788%	4.1384%	—	16,735	(189)	16,546
						$1,208,049

Thomas J Fitzmyers
First	1.2793%	4.7654%	117,071	29,262	(81)	146,252
Second	1.2343%	4.8241%	293,347	39,913	(5,487)	327,773
Third	0.8228%	4.4127%	154,735	24,801	(19)	179,517
Fourth	0.5486%	4.1384%	—	4,639	(52)	4,587
						$658,129

Michael J. Herbert
First	0.7773%	4.7654%	71,130	17,779	(50)	88,859
Second	0.7773%	4.8241%	184,739	25,136	(23)	209,852
Third	0.7773%	4.4127%	146,169	23,428	(17)	169,580
Fourth	0.7773%	4.1384%	—	6,574	(75)	6,499
						$474,790

Brian J. Magstadt
First	0.4498%	4.7654%	41,161	10,288	(28)	51,421
Second	0.4738%	4.8241%	112,618	15,323	2,579	130,520
Third	0.4738%	4.4127%	89,106	14,282	(11)	103,377
Fourth	0.4738%	4.1384%	—	4,007	(45)	3,962
						$289,280

{1}                             Amount is calculated as the Share of NEO Pool (%) multiplied by the Company Qualifying Income/(Loss).

{2}                             Amount is calculated as the quotient of the Share of NEO Pool (%) divided by NEO Pool (%), multiplied by the Branch Level Pool Shared with Home Office for the Company.

{3}                             Amount represents rounding differences between the amounts used in the actual calculations and the amount calculated using the rounded amounts presented in the tables above. In the second quarter, a small error was found in the amount calculated and the amounts allocated between certain Named Executive Officers in the first quarter, and that error was corrected in the payout of the awards in the second quarter.

Because Mr. Kingsfather is an employee of Simpson Strong-Tie Company Inc., he is included in a different profit sharing pool than the other Named Executive Officers. His awards are computed using the same basic formula, but his participation in the Branch Level Pool is at a lower rate.

				Share of
	Share		Share of	Branch
	of NEO	NEO	Qualifying	Level	Adjustments	Total
Quarter	Pool (%)	Pool (%)	Income{1}	Pool{2}	{3}	Award

Phillip Terry Kingsfather
First	1.7084%	—	$156,336	$—
First	0.8263%	17.5512%	—	20,668
First — Total			$156,336	$20,668	$(22)	$176,982

Second	1.7084%	—	406,035	—
Second	0.8263%	17.5512%		29,614
Second — Total			$406,035	$29,614	$(9,959)	$425,690

Third	1.7084%	—	321,265	—
Third	0.8263%	17.5512%	—	25,235
Third — Total			$321,265	$25,235	$14	$346,514

Fourth	1.7084%	—	—	—
Fourth	0.8263%	17.4622%	—	6,578
Fourth — Total			$—	$6,578	$(5)	$6,573
						$955,759

{1}                             Amount is calculated as the Share of NEO Pool (%) multiplied by the Company Qualifying Income/(Loss).

{2}                            Amount is calculated as the quotient of the Share of NEO Pool (%) divided by NEO Pool (%), multiplied by the Branch Level Pool Shared with Home Office for Simpson Strong-Tie.

{3}                             Amount represents rounding differences between the amounts used in the actual calculations and the amount calculated using the rounded amounts presented in the tables above. In the second quarter, a small error was found in the amount calculated and the amounts allocated between certain Named Executive Officers in the first quarter, and that error was corrected in the payout of the awards in the second quarter.

Equity-Based Compensation Awards, page 26

3.              Refer to the first paragraph of your disclosure on page 29. Please tell us and in future filings disclose, how the committee determined the size of the restricted stock awards issued in connection with the achievement of 2012 operating profit goals and strategic goals, as applicable, and why this element of compensation was appropriate in light of the factors considered.

Response

The Compensation and Leadership Development Committee uses many factors, including subjective judgment, in its decisions regarding stock-based compensation for the Company’s Named Executive Officers and other employees. Awards under the 2011 Incentive Plan are for all participating employees, not just the Named Executive Officers, and are based on the same methodology, though the awards are individualized. The Committee establishes a base level of awards for all participants, including the Named

Executive Officers, and the goal for that level of participation is the Company-wide operating profit goal. Beyond that base level, the Committee considers a number of factors, such as length of service, position, potential contribution to the Company and prior stock-based compensation, and the goals depend on the individual employee’s expected influence on the Company’s performance. In the case of awards based on strategic objectives, the Committee also considers the level of incentive that is appropriate to achieve the Company’s goals. Significant judgment is used to determine the size of the potential awards and the goals. Goals for awards based on strategic objectives may be profit-oriented, sales-oriented or dependent on more qualitative factors, such as timely launch of a product line, new programs introduced to customers, and the like. The Committee also evaluates the estimated value of the resulting awards as part of the Named Executive Officers’ total direct compensation relative to targeted total direct compensation, based on historical compensation levels and industry benchmarks identified in past studies by compensation consultants.

The Committee has concluded that equity-based awards are appropriate and useful to provide employees with incentives to continue service with us, to devote their best efforts to the Company and to improve our economic performance in the long run. Equity-based awards allow us to link part of the employees’ compensation with the Company’s future performance and align their interests with those of the stockholders.

For future proxy statements, we will revise as appropriate the last paragraph under “Equity-Based Compensation Awards” to address the points raised in your question, such as the following:

The Compensation and Leadership Development Committee determines the number of restricted stock units that we may award to each of our officers based on several factors, including position, length of service and potential contribution. The Compensation and Leadership Development Committee uses these and other factors that it considers relevant in particular cases, with the objective of making each employee’s award commensurate with the employee’s contribution.  These judgments are largely subjective, and the factors are not weighted in any particular way. The Compensation and Leadership Development Committee begins with a basic level of participation by which the size of the awards is the same for all participants, including the Named Executive Officers, and the goal for that level of participation is the Company-wide operating profit goal. Some participants have the opportunity to earn additional awards. The number of shares for these additional awards varies among participants, but the Compensation and Leadership Development Committee’s goal for each participant is an equitable award that will align the participant’s incentive with the value to the Company of his or her performance. The Compensation and Leadership Development Committee also considers prior equity-based compensation awards and shares of our common stock already owned. For example, when an employee becomes an officer, the Compensation and Leadership Development Committee may approve an equity-based compensation award to the officer that the Compensation and Leadership Development Committee believes will afford the officer enough of an investment in our common stock to align the officer’s interests with the interests of our stockholders.  After the officer achieves that level of investment, the Compensation and Leadership Development Committee generally reduces the equity-based awards to the officer. See “Wealth Accumulation” below. The Compensation and Leadership Development Committee intends equity-based awards to reward performance with compensation that is closely aligned with the future performance of our common stock. The Compensation and Leadership Development Committee believes that our long-term incentives are lower than competitive practice, based on the 2010 report from Venture Pay Group.

Summary Compensation Table, page 32

4.              The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note that, Ms. Colonias’ base salary for 2012 increased approximately 24% compared to 2011, while the base salary for the other named executive officers either moderately increased or decreased for the same period. In addition, the 2012 profit sharing award for Ms. Colonias increased approximately 87% as compared to Mr. Kingsfather’s award which increased approximately 40% while the profit sharing for other named decreased as compared to the prior year. Please tell us and in future filings disclose the factors considered by the compensation committee in increasing Ms. Colonias’ 2012 salary. In addition, if policies or decisions relating to a named executive officer are materially different from the other officers, in future filings please ensure to discuss them on an individualized basis.

Response

Ms. Colonias’ base salary for 2012 increased 24% as compared to her base salary for 2011 due to her promotion from Chief Financial Officer to Chief Executive Officer, effective January 1, 2012. Her 2012 base salary was slightly higher than the 2011 base salary of Thomas Fitzmyers, our former Chief Executive Officer. Mr. Fitzmyers’ base salary for 2012 decreased as a result of his transition out of the Chief Executive Officer role. The changes to Ms. Colonias’ and Mr. Fitzmyers’ roles, and the timing of the transition, were discussed in the section titled “Director and Officer Qualifications and Biographical Information,” but were not specifically discussed in the Compensation Discussion and Analysis. The changes to Ms. Colonias’ and Mr. Fitzmyers’ Executive Officer Cash Profit Sharing Plan participation are related to the same transitions, as was the increase in Mr. Kingsfather’s participation. In future filings we will include discussion of the changing roles of our Named Executive Officers and the effect on their compensation in the footnotes to the Summary Compensation Table.

Compensation policies are generally the same for Named Executive Officers, in that they all participate, to varying degrees, in each of the four elements of our compensation program. In some circumstances the Committee has made exceptions, such as the hire of an aircraft for Mr. Fitzmyers when he was our Chief Executive Officer and a housing allowance for Mr. Kingsfather in recognition of his relocation when he agreed to delay his retirement to serve as the President and Chief Executive officer of Simpson Strong-Tie Company Inc. Both of those exceptions terminated in 2012. In future proxy statements, we will address differences in participation in our Non-Equity Incentive Plan Compensation (see response to comment 2 above) and policies that may differ between individual Named Executive Officers.

For future proxy statements, we will enhance the disclosure in the footnotes to the Summary Compensation Table to address the points raised in your comment. As an example, we would add a footnote to Karen Colonias’ Summary Compensation Table disclosure that might read as follows:

{xx}                      Ms. Colonias’ base salary for 2012 increased 24% as compared to her base salary for 2011 due to her promotion from Chief Financial Officer to Chief Executive Officer, effective January 1, 2012. Ms. Colonias’ 2012 salary was 1.1% higher than the 2011 salary of her predecessor as Chief Executive Officer. In addition, Ms. Colonias’ 2012 participation in our Executive Officer Cash Profit Sharing Plan was increased with her transition to her role as Chief Executive Officer, comparable to the level of her predecessor’s participation in 2011.

Grants of Plan-Based Awards, page 35

5.             Please tell us why you have not provided Grants of Plan-Based Awards disclosure with respect to the awards made under the Executive Officer Profit Sharing Plan. Refer to Item 402(d)(2)(iii) of Regulation S-K. We may have additional comments following the review of your response.

Response

We did not include under “Grants of Plan-Based Awards” information about awards under our Executive Officer Cash Profit Sharing Plan, because it would have largely repeated information disclosed under “Compensation Discussion and Analysis — Executive Officer Cash Profit Sharing Plan.” In future proxy statements, we will leave the disclosure as it is under “Compensation Discussion and Analysis — Executive Officer Cash Profit Sharing Plan” (as it will be revised as discussed in the response to comment 2, above) and include the information under “Grants of Plan-Based Awards,” by adding disclosure such as the following:

Grants of Plan-Based Awards

The following table summarizes the awards to our Named Executive Officers during 2012 under our Executive Officer Cash Profit Sharing Plan and our 2011 Incentive Plan.  The Compensation and Leadership Development Committee approved the cash awards because of our financial performance based on our 2012 quarterly operating profit goals and qualifying levels and approved the restricted stock unit awards because we achieved our 2011 annual operating goals that the Compensation and Leadership Development Committee had approved at the beginning of 2011.

					All Other	Grant
					Stock	Date Fair
					Awards:	Value of
		Estimated Future Payouts Under			Number	Stock and
		Non-Equity Incentive Plan Awards			of Shares	Option
	Grant	Threshold	Target	Maximum	of Stock	Awards
Name	Date{1}	($){2}	($){3}	($){4}	or Units (#)	($/Share)

Karen Colonias	01/30/12	57,671,000	950,000	2,500,000	6,295	33.23
Brian J. Magstadt	01/30/12	57,671,000	225,000	2,500,000	3,440	33.23
Thomas J Fitzmyers	01/30/12	57,671,000	575,000	2,500,000	5,150	33.23
Phillip Terry Kingsfather	01/30/12	57,671,000	800,000	2,500,000	16,005	33.23
Michael J. Herbert	01/30/12	57,671,000	389,000	2,500,000	3,435	33.23

{1}     The Grant Date is applicable to stock-based awards only. Targeted cash awards to be paid under our Executive Officer Cash Profit Sharing Plan are approved with the annual operating budgets at the beginning of the year. Actual awards are approved on a quarterly basis after the end of each quarter.

{2}     The threshold is the annual estimated Qualifying Level based on a specified return on qualifying assets, computed quarterly (see “Compensation Discussion and Analysis — Executive Officer Cash Profit Sharing Plan”).

{3}     The annual targeted payout is based on the estimated quarterly Operating Profit Goals in excess of the estimated quarterly Qualifying Level (see “Compensation Discussion and Analysis — Executive Officer Cash Profit Sharing Plan”).

{4}     Represents the maximum amount that can be paid under our Executive Officer Cash Profit Sharing Plan for awards to be fully deductible under Internal Revenue Code section 162(m).

We acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings,

•                  Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing, and

•                  the Company may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let us know whether or not you have any further comments or questions. You may call me at (925) 560-9216 or Jeff Mackenzie at (925) 560-9016.

Sincerely,

/s/ BRIAN MAGSTADT
Brian Magstadt
Chief Financial Officer